File No. 812-15209

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Fourth Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

In the matter of:

Blue Tractor ETF Trust
Blue Tractor Group, LLC

57 West 57th Street, 4th Floor
New York, NY  10019

All communications and orders to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
2000 K Street, N.W., Ste. 700
Washington, DC 20006
(202) 419-8403, MMundt@stradley.com

Page 1 of 14 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on June 7, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Fourth Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

Blue Tractor ETF Trust
Blue Tractor Group, LLC

File No. 812-15209

I.	INTRODUCTION
In this application, as amended (“Application”), Blue Tractor Group, LLC (the “Initial Adviser”) and Blue Tractor ETF Trust (the “Trust” and collectively with the Initial Adviser, the “Applicants”), request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend a portion of the prior order, as previously amended, issued to Applicants under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.1  As described below, the Application seeks to amend the Prior Order to permit a Fund to engage in short sales with respect to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.
II.	APPLICANTS’ PROPOSAL
A.	Background
The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs. However, unlike traditional actively-managed ETFs, Applicants will operate “Shielded Alpha® ETFs,” Funds that do not disclose their full portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through the publication of

[1]
The Applicants previously filed an amended and restated application with the Commission (File No. 812-14625) on October 23, 2019 (the “Original Application”) requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33682 dated November 14, 2019, and received an order granting the relief in Investment Company Act Release No. 33710 dated December 10, 2019 (the “Original Order”). The Applicants subsequently filed an amended and restated application to amend the Original Order to add flexibility for Funds to use “custom baskets” (File No. 812-15162) on January 19, 2021 (“Custom Basket Application”), which was noticed in Investment Company Act Release No. 34194 dated February 10, 2021, and received the Prior Order in Investment Company Act Release No. 34221 dated March 9, 2021.  Except as specifically noted herein, all representations and conditions contained in the Original Application, as amended by the Custom Basket Application, remain applicable to the operation of the Funds and will apply to any Funds relying on the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Original Application and Custom Basket Application.  Pursuant to the Commission’s recent release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022, one year from the effective date of Rule 12d1-4. See Fund of Funds Arrangements, Investment Company Act Release No. 10871 (Oct. 7, 2020), at III.

the Dynamic SSRSM Portfolio (“Portfolio Reference Basket”), while generally shielding the specific weightings of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio (“Actual Portfolio”) to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Fund.
Even though the Funds will not publish their full portfolio holdings daily, the Portfolio Reference Basket allows market participants to assess the intraday value and associated risk of a Fund’s Actual Portfolio. Daily disclosure of the Portfolio Reference Basket and Guardrail Amount permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.
The Funds can only invest in Portfolio Instruments.2  The Original Application also stated that no Fund will borrow for investment purposes or hold short positions.3  Applicants seek the flexibility for a Fund to engage in short selling, but only in the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.4  Such flexibility would allow a Fund to pursue long/short investment strategies similar to those utilized by fully transparent ETFs, although only with respect to the asset types that are currently available for investment by the Funds (each such Fund, a “Long/Short Fund”).5  For example, a Long/Short Fund could invest in U.S. exchange-listed common stocks and engage in short sales of U.S. exchange-listed common stocks.  Through short-selling, the Long/Short Fund would sell a security that has been borrowed from a third party with the intention of buying an identical security back at a later date to return to that third-party.6  Accordingly, short-selling is a technique that can be used by the Long/Short Fund to attempt to profit from the falling price of a security.  Although not required by the 1940 Act, the rules under the 1940 Act, or guidance from the Commission or its staff, Applicants intend to take a conservative approach to short selling by segregating liquid assets to cover the short sales, either with cash or cash equivalents that are Portfolio Instruments or other Portfolio Instruments.  Accordingly, a Long/Short Fund would segregate Portfolio Instruments in an amount equal to its liability for the short positions until the Long/Short Fund needs to repurchase the security that was sold short and return the security to the borrower.  As a result, even though short-selling could be considered a form of leverage because of the increased investment exposure resulting from the investment of short proceeds, any investment risk would be managed carefully.7
B.	Fund Operations
The Long/Short Funds will operate in the same manner as the Funds.  As with the Funds previously approved by the Commission under the Prior Order, the Long/Short Funds will provide information relevant to the value of the portfolios of the Funds, but generally without revealing the specific weightings of the Portfolio Instruments, through the Portfolio Reference Basket.
As described in the Original Application, the Adviser has developed a proprietary algorithmic process that will be applied to the Portfolio Instruments on a daily basis to generate the Portfolio Reference Basket.  The Portfolio Reference Basket will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day.8

[2]	Original Application at 8.
[3]	Id.
[4]	A Long/Short Fund (as defined below) would sell short only exchange-traded Portfolio Instruments.
[5]
According to ETFdb.com, as of June 7, 2023, there were approximately 21 ETFs that were identified as long/short ETFs, with total assets under management of approximately $5.8 billion.  See https://etfdb.com/etfdb-category/long-short/ (as viewed on June 7, 2023).  Applicants believe that investors would benefit from the ability to invest in Funds that utilize such long-short investment strategies, as well as Funds that simply utilize short selling as components of their general portfolio management processes.

[6]	The Funds intend to achieve short exposures through short-selling only and not through any other means such as entering swap agreements.
[7]	The Funds also will comply with the requirements of Rule 18f-4 under the 1940 Act, among other requirements.
[8]
In the case of short positions for a Long/Short Fund, each short position in the Actual Portfolio will be listed as a distinct holding in the Portfolio Reference Basket with a negative number next to the relevant ticker.  If the same security is held as both a long position and a short position, the Portfolio Reference Basket will list each of those positions as distinct holdings / liabilities and will not net the positions.

Pursuant to the Prior Order, the Portfolio Reference Basket construction process has four key elements:  same securities as the portfolio, substantial overlap with the portfolio assets, guardrails on weightings deviations of individual securities, and correlated performance.9  The Portfolio Reference Basket will be constructed in the same manner for a Long/Short Fund.  The Portfolio Reference Basket will include a first portion corresponding to the long positions in the Actual Portfolio and a second portion corresponding to the short positions in the Actual Portfolio, so that in the aggregate, the Portfolio Reference Basket will provide an arbitrage tool to allow market participants to price and hedge their positions in the ETF Shares.  As described below, each of the two portions will be subject to the same elements that currently apply to the construction process applicable to the Portfolio Reference Basket.10  First, in addition to the long positions, all of the short positions will be included in the Portfolio Reference Basket.  The long positions in the Portfolio Reference Basket will satisfy the minimum weightings overlap requirement with respect to the long positions in the Actual Portfolio as of the beginning of each trading day, and the short positions in the Portfolio Reference Basket similarly will satisfy the minimum weightings overlap requirement with respect to the short positions in the Actual Portfolio as of the beginning of each trading day.11  Second, a published Guardrail Amount12 will be applicable to the weightings of the long positions and a published Guardrail Amount will be applicable to the weightings of the short positions to ensure that no individual long position or short position in the Portfolio Reference Basket will be overweighted or underweighted by more than its applicable publicly disclosed percentage when compared to its corresponding weighting in the corresponding long or short portion of the Actual Portfolio.  Ultimately, the algorithm will generate the weightings of the specific long and short positions in the Portfolio Reference Basket to maximize the correlation on an aggregate basis between the Portfolio Reference Basket and the Actual Portfolio.13
The other operations of a Long/Short Fund also will be the same as for other Funds.  Although short positions cannot be transferred within the Creation Basket, long positions and cash amounts representing the net value of short positions would be included in the Creation Basket, just as with transparent long/short ETFs relying on Rule 6c-11.
C.	The Use of Short Positions Raises No New Policy Concerns
Applicants do not believe that the use of short positions related to the Portfolio Instruments will give rise to any new policy concerns.  As noted above, short positions would not be transferred within a Creation Basket, which is also the case with fully transparent active ETFs that engage in short selling.  Because the portfolio manager would sell short or close short positions through portfolio transactions, the Creation Basket generally would consist of the long positions held by the Long/Short Fund and would not contain a significant cash component.  For example, if a Long/Short Fund receives a redemption request, the portfolio manager generally would acquire the securities needed to close the short positions through portfolio transactions.14  Such portfolio transactions would not affect the contents of the Creation Basket.  The Creation Basket delivered to satisfy the redemption therefore would consist of long positions.15  With respect to a creation, the Creation Basket generally would consist of long positions requested by the portfolio manager for the Long/Short Fund.  At

[9]	Original Application at 9-10.
[10]
In order to provide additional transparency to market participants, a Fund will disclose publicly on its website the respective aggregate weightings of the long and short positions in the Actual Portfolio.  In this manner, market participants will understand the overall long and short exposures in the Actual Portfolio even though the weightings of individual long and short positions in the Portfolio Reference Basket will be different than the weightings of those individual long and short positions within the Actual Portfolio.

[11]	Consistent with the Original Application, each portion of the Portfolio Reference Basket will have a minimum weightings overlap of 90% with the respective portion of the Actual Portfolio.
[12]
As described in the Original Application, the potential deviation in the weightings of specific securities and cash positions in the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the Actual Portfolio as of the beginning of each trading day will be subject to a publicly disclosed maximum deviation (e.g., 2%) (the “Guardrail Amount”).

[13]
As noted, the algorithm would seek to maximize the correlation of the full Portfolio Reference Basket to the Actual Portfolio.  Applicants believe that this approach would result in a high level of correlation between the performance of the Portfolio Reference Basket and the Actual Portfolio, which would help to minimize Tracking Error, as defined in the Original Application.

[14]	The portfolio manager could use existing cash within the portfolio or sell long positions to generate the cash to purchase the securities to close the short positions.
[15]
As is standard with ETFs that engage in in-kind creations and redemptions, a Cash Amount would supplement the securities contained in a Creation Basket to ensure that creations and redemptions occur at the net asset value of the Shares in the Creation Unit.  To the extent that a Long/Short ETF held cash as a portfolio position, the Creation Basket also could contain additional cash amounts.

the time of the deposit of the Creation Basket, the portfolio manager would sell short certain securities as portfolio transactions outside of the Creation Basket process, and the Long/Short Fund either would hold the cash proceeds from the short sales or invest the proceeds of the short sales in additional long positions.
Most significantly, the Portfolio Reference Basket will continue to serve as an effective alternative to full portfolio transparency for any Long/Short Funds.16  The disclosure of short positions as described above will not change the ability of arbitrageurs and market participants to recognize, value, and execute on arbitrage opportunities.  The inclusion of short positions in the Actual Portfolio and disclosure of those short positions in the Portfolio Reference Basket also will not disrupt the correlation between the performance of the Portfolio Reference Basket and the Actual Portfolio.  Applicants also believe that the pricing of short positions in the Portfolio Instruments should be as readily ascertainable as the pricing of long positions in those same Portfolio Instruments because the pricing of the short positions will reflect the liquidity and pricing transparency of the related Portfolio Instruments.  In this regard, Applicants also note that a Long/Short Fund would sell short only exchange-traded Portfolio Instruments.  As a result, Applicants expect that market makers will understand the value and risk of the Actual Portfolio such that they can make efficient markets in the Shares.  Applicants also note that the Adviser and Board would continue to have the same oversight responsibilities as described in the Original Application, including with respect to the Tracking Error between the Portfolio Reference Basket and the Actual Portfolio, the level of any market price premium or discount to NAV, and the bid/ask spreads on market transactions in Shares of Long/Short Funds.
All of the other terms and conditions of the Prior Order will continue to apply to Long/Short Funds and will provide appropriate protections for shareholders, as previously described to the Commission in the Original Application and the Custom Basket Application.
D.	Comparability of Relief Sought to Prior Relief Granted by the Commission
The Commission previously granted the Prior Order to permit the operations of the Funds.  As discussed above, Applicants do not believe that the ability for the Funds to hold short positions under the circumstances described above alters the rationale for the requested relief, and the same terms and conditions will apply to the requested relief.  As a more general matter, Applicants also note that many existing fully transparent ETFs engage in short-selling, and long/short ETFs with fully transparent portfolios may operate in reliance on Rule 6c-11 under the 1940 Act. 17  The difference between existing ETFs that use short positions and the Long/Short Funds relates to the difference in transparency and the requirements of the Prior Order, as discussed above, but not to the use of short-selling within the ETF structure itself.
E.	The Use of Short Positions Does Not Introduce New Complexity or Investment Risk to ETFs
As noted above, fully transparent active ETFs and index-based ETFs are permitted to engage in short-selling without limitation under Rule 6c-11.  Notably, the proposing release for Rule 6c-11 does not suggest any issues with respect to short-selling by ETFs or request any specific comments about the operations, complexity, or risk of ETFs that engage in short-selling.18  Similarly, the adopting release for Rule 6c-11 does not mention any issues with short-selling by ETFs or seek to limit the ability of ETFs to engage in short-selling.19  Prior to the adoption of Rule 6c-11, short positions were commonly referenced as permissible portfolio positions in exemptive applications for relief to permit the operations of fully transparent actively managed ETFs.20  While it is true that by allowing the Funds to engage in short-selling, the Order would permit

[16]
Two examples of hypothetical Portfolio Reference Basket disclosures are presented at Exhibit A.  As reflected in these examples, the Portfolio Reference Basket would disclose long positions, short positions and cash and/or cash equivalents.  To the extent that certain long positions would cover the short positions, the Portfolio Reference Basket also would denote such long positions.  Unlike the Portfolio Reference Basket, the Creation Basket would not include any short positions, as noted above.

[17]
Prior to the adoption of Rule 6c-11, the Commission also granted numerous orders to permit fully transparent ETFs that track long/short indexes or that use short positions as part of active management strategies.  See, e.g., New Age Alpha Advisors, LLC, Investment Company Act Release Nos. 33606 (Aug. 21, 2019) (notice) and 33628 (Sept. 17, 2019) (order) (standard index ETF application permitting long/short and 130/30 index ETFs); Alaia Capital, LLC, Investment Company Act Release Nos. 33580 (July 30, 2019) (notice) and 33621 (Sept. 10, 2019) (order) (standard active ETF application permitting active ETFs to enter into short positions).  These orders were rescinded in connection with the adoption of Rule 6c-11, which now provides relief for such ETFs.

[18]	See Exchange-Traded Funds, Investment Company Release No. 33140 (June 28, 2018) (proposing release).
[19]	See Exchange-Traded Funds, Investment Company Release No. 33646 (Sept. 25, 2019) (“Adopting Release”).
[20]
See, generally, exemptive applications for fully transparent actively managed ETFs at Exchange Traded Funds – Active at https://www.sec.gov/rules/icreleases.shtml#etf-active.  With respect to these applications, Applicants note references to short positions as potential investments as early as the application for AdvisorShares Investments, LLC and AdvisorShares Trust, File No. 812-13677, as filed May 14, 2010, Investment Company Act Release Nos. 29264 (May 6, 2010) (notice) and 29291 (May 28, 2010) (order).

Long/Short Funds to pursue types of investment strategies in addition to those permitted by the Original Application, Applicants do not believe that this flexibility would permit the Applicants to introduce any Funds with greater complexity than the actively managed ETFs permitted by the Commission under Rule 6c-11 and under exemptive orders prior to the adoption of Rule 6c-11.
Notably, the current request for relief to permit Funds to engage in short selling does not seek any specific relief from the 1940 Act or the rules under the 1940 Act to engage in short selling in a manner different than any other open-end investment company is permitted to do.  In fact, the requested relief is subject to various limitations that would further constrain the short selling by the Long/Short Funds as compared to other registered investment companies.  Specifically, as described above, the Long/Short Funds will only engage in short selling with respect to exchange-traded Portfolio Instruments, the Long/Short Funds will not use any derivatives to gain synthetic short exposures, and the Long/Short Funds will segregate assets to fully cover the short positions.  Taken together, these additional limitations that do not apply to mutual funds or to fully transparent ETFs that engage in short-selling mean that the Long/Short Funds may only pursue investment strategies and engage in portfolio transactions that are less complex and with less investment risk than the investment strategies and portfolio transactions that other registered investment companies are permitted to use.  Of course, the investment strategies and any potential short-selling by the Long/Short Funds would be fully disclosed and described in the registration statement for the Long/Short Funds in accordance with the requirements of Form N-1A under the 1940 Act.
In addition, short-selling activity itself is a familiar feature of the ETF ecosystem.  As noted in the Adopting Release, ETF investors themselves are permitted to sell ETF shares short as part of the flexibility associated with ownership of ETF shares.21  Moreover, the Commission explains in the Adopting Release that part of the arbitrage and hedging practices utilized by market participants with respect to ETFs includes the ability to short ETF shares and/or short the portfolio holdings of ETFs.22  As a general matter, Applicants therefore believe that ETF investors and traders will not find short-selling by the Long/Short Fund portfolio manager to introduce additional complexity when such investors and traders are able to engage in short-selling themselves and even rely on short-selling to maintain narrow premiums and discounts in the trading prices of ETF shares.  In any event, regardless of investors’ pre-existing knowledge of short-selling as a general feature of the ETF ecosystem, the registration statement for the Long/Short Funds will disclose any short-selling activity in accordance with existing Commission requirements.
F.	The Use of Short Positions Does Not Add Complexity or Risk to the Construction of the Portfolio Reference Basket
As discussed generally above and in the Original Application, the Portfolio Reference Basket is generated on a daily basis subject to the parameters of a proprietary algorithmic process.  This process will ensure that all of the short positions held in the Actual Portfolio will be identified in the Portfolio Reference Basket.  Applicants note that unlike models for other types of actively managed ETFs that do not publish their portfolios on a daily basis, this feature means that a Long/Short Fund will provide market participants with full transparency of the identity of the short positions in the Actual Portfolio.  The weightings of the short positions in the Portfolio Reference Basket also will be close to the weightings of those short positions in the Actual Portfolio because the algorithm will cause the positions in the Portfolio Reference Basket to have a weightings overlap with the weightings of the positions in the Actual Portfolio of 90% or more as of the beginning of each trading day.  Moreover, the Guardrail Amount will alert the market to the maximum potential deviation in the weighting of any individual short position in the Portfolio Reference Basket from the weighting of any short position in the Actual Portfolio at the beginning of each trading day.  Finally, subject to the parameters noted above, the algorithm seeks to correlate the performance of the Portfolio Reference Basket to the performance of the Actual Portfolio.
In addition to the features above, the Applicants further have committed that the Funds would publish daily the aggregate short exposure of the Actual Portfolio and the aggregate long exposure of the Actual Portfolio so that market participants will have even more information about the ways in which the positions in the Portfolio Reference Basket relate to the Actual Portfolio.  Collectively, these features provide for a Long/Short Fund with a high level of portfolio

[21]	Adopting Release at page 10.
[22]	Adopting Release at pages 13-14.

transparency, even if the Long/Short Fund does not have full portfolio transparency on a daily basis.  The existence of these various parameters will mean that the performance and risk of the Portfolio Reference Basket will be closely aligned with the performance and risk of the Actual Portfolio, regardless of the presence of short positions.
The presence of short positions within the Actual Portfolio and the Portfolio Reference Basket does not reduce the effectiveness of any of the features of the algorithmic process described above.  Because the short positions would relate to the exact same types of exchange-traded Portfolio Instruments that are permitted as long positions in the Original Application, the pricing information for the short positions will be the same as for the previously permitted long positions.  In other words, the value of both a short position and a long position in a security derives from the current market value of that security.  For example, if the value of a security appreciates, the value of a long position in that security in both the Actual Portfolio and the Portfolio Reference Basket would increase.  If that same appreciating security had been sold short by the Long/Short Fund, the value of the short position in both the Actual Portfolio and the Portfolio Reference Basket would decrease because of the higher cost to purchase that security in the market in order to close the short position.  In either case, the value of the long position or the short position is determined by the current market value of the relevant security.
Notably, Applicants have committed to enter only into short positions relating to the exchange-traded Portfolio Instruments described in the Original Application.  In the case of these exchange-traded Portfolio Instruments, the market values are readily ascertainable.  The mathematical calculations that are utilized by the proprietary algorithm to generate the correlation between the Portfolio Reference Basket and the Actual Portfolio are agnostic as to whether a particular position is an asset (i.e., long position) or a liability (i.e., short position).  Depending on the changes in the market value of a security, the value of a long position in a security could increase or decrease, while the value of a short position in that same security could increase or decrease in an inverse manner.  The important elements are that there is such significant overlap between the positions in the Actual Portfolio and the Portfolio Reference Basket and that the values of those positions are readily apparent from the current market prices of the relevant Portfolio Instruments.
G.	The Use of Short Positions Does Not Add Risk of Wider Spreads or Premiums / Discounts
As outlined above, the construction of the Portfolio Reference Basket, whether for a portfolio with long positions only or for a portfolio with a combination of long and short positions, is based upon mathematical calculations and statistical techniques that will minimize the Tracking Error between the Actual Portfolio and the Portfolio Reference Basket, as described in the Original Application.  Importantly, the Tracking Error between the Actual Portfolio and the Portfolio Reference Basket will not be affected by the presence of short positions in the Actual Portfolio and the corresponding Portfolio Reference Basket.  As a simple example, if an Actual Portfolio contained 24 long positions, the Portfolio Reference Basket would contain the same 24 long positions, with somewhat different weightings based on the parameters described above.  If an Actual Portfolio instead contained 20 long positions and 4 short positions, the Portfolio Reference Basket would contain the same 20 long positions and 4 short positions, with somewhat different weightings based on the parameters described above.  Any Tracking Error would result from the slightly different weightings in the positions in the Actual Portfolio and the Portfolio Reference Basket, but the Tracking Error would not be different due to the presence of short positions in the Actual Portfolio and Portfolio Reference Basket.  Applicants note that this would be the case even in volatile markets – the difference in weightings between the positions in the Actual Portfolio and the Portfolio Reference Basket might cause greater deviations in the performance of the Actual Portfolio and the Portfolio Reference Basket during volatile markets due to the differences in risk exposures, but such deviations would not be a consequence of whether the risk exposures were long or short positions.
Because Applicants believe that the Portfolio Reference Basket will be just as effective for market participants to assess the ongoing value of a Long/Short Fund and to engage in related hedging and arbitrage activity, Applicants do not believe that Authorized Participants, market makers, or any other capital markets participants will be exposed to additional complexity or risk when pricing, hedging, or undertaking arbitrage with respect to a Long/Short Fund that holds short positions in exchange-traded Portfolio Instruments.  Accordingly, Applicants believe that the presence of short positions within the Long/Short Fund portfolio will not add risk of wider spreads or premiums/discounts in the trading of Long/Short Fund shares in the secondary market.  In addition, Applicants note that the disclosures required by the Original Application with respect to the risks of investing in the Long/Short Funds will be just as effective, as will the oversight responsibilities of the Board in the event that more significant spreads or premiums/discounts unexpectedly develop.  In this regard, Applicants note that, as represented in the Original Application, Applicants would not expect Tracking Error for a Long/Short Fund to exceed 1%.  In addition, as required by the Original Application, the Board will promptly meet if the Tracking Error exceeds

1%, or if the premium/discount or bid/ask spread on trading of the shares exceeds certain specified parameters.  Given that the same oversight and remedial standards will apply to Long/Short Funds, Applicants believe that any risks are appropriately addressed in the same manner as previously approved by the Commission.
III.	REQUEST FOR RELIEF
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.  The Applicants are seeking to amend the terms of the Prior Order in order to have the ability to permit a Fund to enter into short positions with respect to the same types of instruments that a Fund is permitted to hold as long positions in its portfolio.
For the reasons stated in the Prior Order and herein, Applicants believe that:
•
With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•
With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[23]
IV.	CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order.
V.	PROCEDURAL MATTERS
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

[23]	See supra note 1.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

BLUE TRACTOR ETF TRUST

The undersigned states that he has duly executed the attached Application dated June 7, 2023 for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust

By:	/s/ Terence William Norman
Terence William Norman
President

BLUE TRACTOR GROUP, LLC

The undersigned states that he has duly executed the attached Application dated June 7, 2023, for and on behalf of Blue Tractor Group, LLC; that he is a Member of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC

By:	/s/ Terence William Norman
Terence William Norman
Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order to amend a prior order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, which permits registered open-end investment companies that are actively managed exchange-traded funds to operate without being subject to a daily portfolio transparency condition (the “Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the officers of the Trust be, and hereby are, authorized and directed to prepare, execute and file with the SEC the Application and any and all amendments to said Application.

EXHIBIT A

The following sample presentation of a Portfolio Reference Basket relates to a hypothetical Fund portfolio where the short proceeds are generally held in cash.  The Portfolio Reference Basket presents information about the identity and weighting of each of the long positions under the heading “Long Positions.”  A cash amount is also included under “Long Positions” that relates to cash amounts contained in the actual portfolio (including proceeds from the short sales), as well as cash that serves as a balancing amount to ensure that the value of the Portfolio Reference Basket equals the net asset value of a Creation Unit of Shares.  The identity and weighting of each of the short positions in the Portfolio Reference Basket are presented under the heading “Short Positions.”  The short positions in the Portfolio Reference Basket are reflected as a negative number of shares, with a negative market value and negative weightings to indicate that the short positions are viewed as liabilities within the Portfolio Reference Basket.

Example 1, ETF Portfolio Reference Basket with Short Proceeds Held in Cash.
Security Name	Ticker Symbol	CUSIP	Industry Classification	Shares	Market Value	Weighting
Long Positions
Apple	AAPL	037833100	Consumer Electronics	88	$12,080	9.66%
AT&T Inc.	T	C00206R102	Telecom Services	470	$13,682	10.95%
Carnival Corporation	CCL	143658300	Travel Services	163	$4,297	3.44%
Costco Wholesale	COST	22160K105	Discount Stores	70	$27,617	22.09%
Ford Motor Co.	F	345370860	Auto Manufacturers	379	$5,670	4.54%
IBM	IBM	459200101	Information Technology Services	87	$12,775	10.22%
Johnson & Johnson	JNJ	478160104	Drug Manufacturers	85	$14,107	11.29%
State Street Corp	STT	857477103	Asset Management	50	$4,191	3.35%
Tesla	TSLA	88160R101	Auto Manufacturers	32	$21,693	17.35%
Verizon Communications	VZ	92343V104	Telecom Services	155	$8,725	6.98%
Cash [1}					$19,077	2.02%

Short Positions
Apple	AAPL	037833100	Consumer Electronics	(56)	($7,687)	(0.77%)
JP Morgan Chase	JPM	46625H100	Banks-Diversified	(36)	($5,622)	(0.56%)
Jacobs Engineering	J	469814107	Engineering & Construction	(17)	($2,283)	(0.23%)
Kraft Heinz Co.	KHC	500754106	Packaged Foods	(82)	($3,320)	(0.33%)

[1]  Cash represents cash positions within the Fund portfolio and/or serves as a cash balancing amount.

The following sample presentation of a Portfolio Reference Basket relates to a hypothetical Fund portfolio where the short proceeds have been invested in additional long positions.  The Portfolio Reference Basket presents information about the identity and weighting of each of the long positions under the heading “Long Positions.”  A cash amount is also included under “Long Positions” that relates to any cash amounts contained in the actual portfolio, as well as cash that serves as a balancing amount to ensure that the value of the Portfolio Reference Basket equals the net asset value of a Creation Unit of Shares.  The identity and weighting of each of the short positions in the Portfolio Reference Basket are presented under the heading “Short Positions.”  The short positions in the Portfolio Reference Basket are reflected as a negative number of shares, with a negative market value and negative weightings to indicate that the short positions are viewed as liabilities within the Portfolio Reference Basket.

Example 2, ETF Portfolio Reference Basket with Short Proceeds Invested in Additional Long Positions.
Security Name	Ticker Symbol	CUSIP	Industry Classification	Shares	Market Value	Weighting
Long Positions
Apple	AAPL	037833100	Consumer Electronics	88	$12,080	9.66%
AT&T	T	C00206R102	Telecom Services	470	$13,682	10.95%
Carnival	CCL	143658300	Travel Services	163	$4,297	3.44%
Costco	COST	22160K105	Discount Stores	70	$27,617	22.09%
Ford	F	345370860	Auto Manufacturers	379	$5,670	4.54%
IBM	IBM	459200101	Information Technology Services	87	$12,775	10.22%
J&J	JNJ	478160104	Drug Manufacturers	85	$14,107	11.29%
State Street	STT	857477103	Asset Management	50	$4,191	3.35%
Teleflex	TFX	879369106	Medical Instruments & Supplies	1	$407	0.33%
Tesla	TSLA	88160R101	Auto Manufacturers	32	$21,693	17.35%
Twitter	TWTR	90184L102	Internet Content & Information	13	$885	0.71%
Verizon	VZ	92343V104	Telecom Services	155	$8,725	6.98%
Walmart	WMT	931142103	Discount Stores	7	$975	0.78%
Cash [1]					$178	0.14%

Short Positions
Apple	AAPL	037833100	Consumer Electronics	(4)	($549)	(0.44%)
JP Morgan	JPM	46625H100	Banks-Diversified	(6)	($937)	(0.75%)
Jacobs	J	469814107	Engineering & Construction	(2)	($269)	(0.21%)
Kraft Heinz	KHC	500754106	Packaged Foods	(13)	($526)	(0.42%)

[1]  Cash represents cash positions within the Fund portfolio and/or serves as a cash balancing amount.